Exhibit 99.8

Rob Ashe

President and Chief Executive Officer

FY08 Compensation Plan

Effective Date:  March 1, 2007 to February 29, 2008

Annual Cash Compensation Elements (All in US $)

Base Salary	$675,000
Target Variable Cash Incentive @ 100%	$675,000
Total Target Income @ 100%	$1,350,000

Annual Equity-Based Compensation Elements

Stock Option Grant	100,000 Options
Target Restricted Stock Unit Grant @ 100%	50,000 RSUs

FY08 Executive Incentive Grid (Share in Success Plan)

Your Variable Cash Incentive will be calculated by multiplying your Target Variable Cash Incentive (US$675,000) by the SIS Factor (as determined below).

The Share In Success Grid that appears below (“SIS Grid”) is designed to reward achievement based on the Corporation’s Fiscal Year 2008 (“FY08”) Operating Margin/Revenue Performance and will be used to calculate a SIS Grid percentage - the percentage at the intersection of the two (2) metrics (“SIS Grid Percentage”). Please note that certain intersections will produce a zero SIS Grid Percentage. The SIS Grid Percentage will be adjusted by the FY08 Employee Engagement Factor (“EEF”), detailed below, to determine the “SIS Factor”. However, the maximum impact of the EEF will be no more than +/-10%.

The maximum SIS Factor for FY08 is 200%.

EXECUTIVE INCENTIVE GRID (DESCRIBED ABOVE) INTENTIONALLY DELETED

FY08 Employee Engagement Factor Grid

The EEF is a measure of the Corporation’s improvement or decline in employee engagement based on its scores in the annual Employee Engagement Survey. The EEF may range from 90% to 110% and effect the SIS Grid Percentage by +/- 10%.

EMPLOYEE ENGAGEMENT FACTOR GRID (DESCRIBED ABOVE) INTENTIONALLY DELETED

FY08 Customer Loyalty Factor

In prior years, a customer loyalty factor (“CLF”) reflected the Corporation’s scores on its customer loyalty surveys conducted by a third party and was used to adjust your SIS Factor. As the Corporation has changed its survey service provider for FY08, there is no comparison available to prior years. Therefore, you will determine the CLF using the following guidelines:

•      You will not benefit from the CLF (accordingly, your SIS Factor is not effected by the CLF, positively or negatively).

•      You will evaluate qualitative metrics/factors:

QUALITATIVE METRICS/FACTORS INTENTIONALLY DELETED

•      You will review objective metrics/factors:

    OBJECTIVE METRICS/FACTORS INTENTIONALLY DELETED

General Terms

This Compensation Plan contains the details of your compensation for FY08. It forms part of your Employment Agreement with Cognos (“Agreement”). All compensation amounts are in United States Dollars.

1)     HRC Approval & Discretion. The Human Resources & Compensation Committee of the Board of Directors of Cognos Incorporated (“Committee”) approved this Compensation Plan on April 20, 2007 and it is binding between you and the Corporation when signed by both parties. The Committee also has the discretion to adjust any element of your compensation (except Base Salary) based on other corporate and individual performance considerations arising from changes in circumstances form those prevailing at the time this Compensation Plan was entered into.

2)     FY08 Incentive Payment. Your FY08 Variable Cash Incentive payment (“FY08 Incentive Payment”) will be determined as set out in the section above entitled “FY08 Executive Incentive Grid (Share in Success)”.

3)     FY08 RSU Grant. Your FY08 Restricted Stock Unit Grant (“FY08 RSU Grant”) will be determined by multiplying your Target Restricted Stock Unit Grant by the SIS Factor referenced above.

The restricted share units (“RSUs”), if any, will be granted following the filing of a Current Report on Form 8-K, releasing Cognos’ FY08 financial results. RSUs will be subject to the terms and conditions of the Cognos Incorporated 2002-2015 Restricted Share Plan (“RSU Plan”) and the Corporation’s RSU grant documentation. On each anniversary of the RSU grant date, thirty three percent (33 1/3%) of the RSUs will vest.

Notwithstanding the terms of the RSU Plan or any other plan or agreement/documentation to the contrary, in the event of the occurrence of a “Change of Control”, as defined in your current Employment Agreement, the entire ‘Target Restricted Stock Unit Grant’ shall become fully granted and vested, or if already granted shall immediately vest.

Notwithstanding any term of the RSU Plan or agreement/documentation, if your employment is terminated by Cognos without “just cause”, as defined in the Agreement, (including constructive dismissal) or you terminate your employment for any “good reason”, as defined in the Agreement, then you shall also be entitled (if your employment terminates prior to the end of fiscal year 2008) to your FY08 RSU Grant, if any, pro-rated for the period up to the date of termination of employment (such grant to be determined and made at the times that Cognos generally determines and makes such grants to senior executives).

4)     Stock Option Grant. Any stock options granted pursuant to the Stock Option Grant will be granted at the same time as the annual stock option focal for all employees. Options will be subject to the terms and conditions of the Cognos Incorporated 2003-2016 Stock Option Plan and the Corporation’s Option grant documentation which will in each case be subject to, and superseded by, the terms and conditions of your Employment Agreement.

5)     Currency Exchange Rate. For payroll purposes, your Annual Base Salary and FY08 Incentive Payment, if any, will be converted to Canadian Dollars using the month-end foreign exchange rate for February 2007. This rate is US $1 = CDN $ 1.17. Accordingly, your Annual Base Salary for payroll purposes will be CDN $789,750.

6)     Repayment and Surrender. The FY08 Incentive Payment, if any, and the FY08 RSU Grant, if any, are each based on performance measures and will be subject to recalculation by Cognos and repayment by you in certain circumstances.

If the audited financial statements of Cognos Incorporated in respect of FY08 and any subsequent fiscal year are, or are required to be, subsequently re-stated in any material respect, and for reasons that the Human Resources & Compensation Committee of the Board of Directors of Cognos Incorporated (“Committee”) deems, in its sole discretion, to be based on error, malfeasance or negligence, then any annual incentive payment (“Incentive Payment”), including the FY08 Incentive Payment, and any share-based compensation grant (“Share-Based Grant”), including the FY08 RSU Grant, based on those audited financial statements will be recalculated based on the restated financial statements.

If the original Incentive Payment is greater than the recalculated Incentive Payment, you will immediately pay the difference between such amounts to the employing Cognos subsidiary (subject to such other repayment terms as may be approved by the Committee). If the original Incentive Payment is less than the recalculated Incentive Payment, Cognos will forthwith pay you the difference between such amounts, less any deductions at source required by applicable law.

If the number of options, RSUs or similar share-based compensation (“Units”) granted in the original Share-Based Grant is greater than the number to be granted in the recalculated Share-Based Grant, you will immediately surrender a number of options, RSUs or Units, as the case may be, equal to the difference between the original Share-Based Grant and the recalculated Share-Based Grant. If you do not have sufficient options, RSUs or Units, as the case may be, to surrender to Cognos, you will transfer/deliver to Cognos an equivalent number of Cognos shares or, with the prior written consent of Cognos, the cash equivalent for such shares. If the number of options, RSUs or Units granted in the original Share-Based Grant is less than the number granted in the recalculated Share-Based Grant, Cognos will, subject to its then current option, RSU and Unit grant policies/practices and the terms of the relevant share based plan, immediately grant an additional number of options, RSUs or Units, as the case may be, equal to the difference between the original Share-Based Grant and the recalculated Share-Based Grant.

Any repayment made by you to Cognos will be net of any taxes originally withheld at source by Cognos (“Tax Withholding Amount”). Any subsequent refund to you of any taxes in respect of the original FY08 Incentive Payment will be immediately payable by you to Cognos upon receipt, up to the Tax Withholding Amount.

7)     Stock Ownership. Cognos stock ownership guidelines applicable to you are two (3) times the sum of your Base Salary and Target Variable Cash Incentive or $4,050,000. At the start of FY08 this represented 103,687 shares. You have achieved this target entering FY08. In accordance with these ownership guidelines, you are expected to maintain your target ownership level. Should your ownership fall below the target, twenty-five (25%) net, after taxes, of all stock options exercised by you, and RSUs that vest, must be retained in common shares.

AGREED AND ACCEPTED AS OF NOVEMBER 11, 2007:

/s/ Rob Ashe	November 11, 2007
Rob Ashe	Date
President and Chief Executive Officer

/s/ John Jussup	November 11, 2007
John Jussup	Date
Senior Vice-President,
and Chief Legal Officer